Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

As of and for the three and six months ended June 30, 2023

Unaudited condensed consolidated statements of loss and other comprehensive loss

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
	Notes	€	€	€	€
Research and development expenses	3	(14,681,935)	(13,721,637)	(28,426,366)	(27,236,126)
General and administrative expenses	4	(7,773,430)	(7,660,133)	(15,105,026)	(13,525,138)
Total operating expenses		(22,455,365)	(21,381,770)	(43,531,392)	(40,761,264)
Finance income/(expense)	6	651,670	11,501,804	(842,595)	14,892,983
Loss before income tax		(21,803,695)	(9,879,966)	(44,373,987)	(25,868,281)
Income taxes	7	(94,178)	(2,741,102)	(154,835)	(2,779,817)
Net Loss		(21,897,873)	(12,621,068)	(44,528,822)	(28,648,098)
Other comprehensive income (Loss)
Exchange gains/(losses) arising on translation of foreign operations		1,624	(89,091)	(28,885)	(80,411)
Total comprehensive loss attributable to:
Equity holders of the Company		(21,896,249)	(12,710,159)	(44,557,707)	(28,728,509)
Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.63)	(0.38)	(1.30)	(0.86)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		June 30, 2023	December 31, 2022
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	220,138	193,474
Right of use assets	9	334,240	432,965
Deferred tax assets	7	183,513	259,803
Current assets
Receivables	10	334,299	382,468
Other current assets	11	9,482,473	4,626,844
Cash and cash equivalents	12	179,188,759	161,837,429
Total assets		189,743,422	167,732,983

Equity and liabilities
Equity
Share capital	13	4,898,751	4,057,976
Share premium		353,431,448	289,177,197
Other reserves		24,249,330	20,169,459
Currency translation reserve		14,405	43,290
Accumulated loss		(208,863,367)	(164,188,892)
Total equity		173,730,567	149,259,030

Long term liabilities
Non-current lease liability	9	110,308	249,418
Current liabilities
Trade and other payables	14	5,277,616	6,685,080
Accrued liabilities	15	10,240,917	10,890,749
Current lease liability	9	228,120	187,404
Current tax payable		155,894	461,302
Total liabilities		16,012,855	18,473,953
Total equity and liabilities		189,743,422	167,732,983

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2023 and June 30, 2022

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2022		3,978,226	278,742,900	9,774,416	25,928	(87,568,401)	204,953,069
Net Loss		—	—	—	—	(28,648,098)	(28,648,098)
Issue of share capital	13	70,572	9,464,901	—	—	—	9,535,473
Transaction costs on issue of shares		—	(307,710)	—	—	—	(307,710)
Currency translation reserve		—	—	—	(80,411)	—	(80,411)
Share-based payments	18	—	—	5,089,777	—	—	5,089,777
Settlement of share-based payments		3,118	199,917	(150,568)	—	(20,912)	31,555
Balance at June 30, 2022		4,051,916	288,100,008	14,713,625	(54,483)	(116,237,411)	190,573,655
Balance at January 1, 2023		4,057,976	289,177,197	20,169,459	43,290	(164,188,892)	149,259,030
Net Loss		—	—	—	—	(44,528,822)	(44,528,822)
Issue of share capital	13	834,161	63,250,792	—	—	—	64,084,953
Transaction costs on issue of shares		—	(209,870)	—	—	—	(209,870)
Currency translation reserve		—	—	—	(28,885)	—	(28,885)
Settlement of share-based payments		6,614	1,213,329	(1,219,943)	—	(145,653)	(145,653)
Share-based payments	18	—	—	5,299,814	—	—	5,299,814
Balance at June 30, 2023		4,898,751	353,431,448	24,249,330	14,405	(208,863,367)	173,730,567

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30,

		2023	2022
	Notes	€	€
Operating activities
Loss before tax		(44,373,987)	(25,868,281)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	5,299,814	5,089,777
Depreciation expense	4	123,593	68,195
Net foreign exchange loss/(gain)	6	928,172	(14,971,998)
Finance (income)/expense	6	(85,173)	79,016

Changes in working capital:
Decrease in receivables		48,169	368,151
Increase in other current assets		(4,855,629)	(2,563,219)
(Decrease) increase trade and other payables		(1,522,938)	1,678,383
(Decrease) increase in accrued liabilities		(948,917)	4,609,866

Income taxes paid		(383,953)	—
Received (Paid) interest		83,384	(58,463)
Net cash flows used in operating activities		(45,687,465)	(31,568,573)

Investing activities
Purchase of property, plant and equipment	8	(54,114)	(49,739)
Net cash flows used in investing activities		(54,114)	(49,739)

Financing activities
Proceeds from issue of shares	13	64,084,953	9,587,940
Transaction costs on issue of shares		(210,473)	(727,308)
Payment of principal portion of lease liabilities	9	(90,249)	(37,319)
Net cash flows used in by financing activities		63,784,231	8,823,313

Net increase (decrease) in cash and cash equivalents		18,042,652	(22,794,999)
Cash and cash equivalents at the beginning of the period		161,837,429	209,353,132
Effect of exchange rate changes		(691,322)	14,824,955
Cash and cash equivalents at the end of the period	12	179,188,759	201,383,088

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The Company’s registered office is located at Emmy Noetherweg 2, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as of June 30, 2023, and December 31, 2022, and for the three and six months ended June 30, 2023 and 2022 were authorized for issue in accordance with a resolution of the directors on August 7, 2023.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as June 30,
Name	Legal seat	incorporation	2023	2022
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2022 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements prepared in accordance with IFRS as issued by the IASB.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs, and has no revenues to date. As such, Pharvaris anticipates on-going negative operating cash flows for the foreseeable future before the company has a product candidate ready for commercialization, if at all. This makes the Group dependent on external capital sources, debt capital and equity capital. Historically, the Group has obtained financing primary through the offering of equity securities.

As of June 30, 2023 and December 31, 2022 the Group had cash of €179.2 million and €161.8 million, respectively. The Group incurred net losses of (€44.5) million in the six months ended June 30, 2023 and (€28.6) million in the same period in 2022 and negative operating cash flows of (€45.7) million and (€31.6) million in the six months ended June 30, 2023 and 2022, respectively.

As of June 30, 2023, the company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.1 million).

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financing to fund its research and development expenses, general and administrative expenses and financing costs. The Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of these unaudited interim financial statements. Accordingly, the unaudited interim financial statements have been prepared on a going concern basis.

The future viability of the Group is dependent on its ability to successfully develop and commercialize its products and its ability to raise additional capital to finance its operations. The Group will need to finance its operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although the Group has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Group, if at all. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.4 Change in significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2022.

3. Research and development expenses

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Personnel expenses (Note 5)	(4,544,244)	(3,061,036)	(8,761,944)	(5,590,207)
Clinical expenses	(7,629,432)	(7,175,545)	(12,497,879)	(13,741,610)
Nonclinical expenses	(1,667,811)	(1,016,793)	(4,419,009)	(1,832,918)
Manufacturing costs	(736,427)	(2,419,143)	(2,643,513)	(5,883,668)
Intellectual Property costs	(104,021)	(49,120)	(104,021)	(187,723)
	(14,681,935)	(13,721,637)	(28,426,366)	(27,236,126)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Nonclinical expenses include costs of our outsourced discovery, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

4. General and administrative expenses

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Personnel expenses (Note 5)	(3,434,343)	(3,825,151)	(6,735,927)	(6,270,034)
Consulting fees	(126,447)	(254,899)	(304,316)	(432,811)
Professional fees	(1,294,705)	(911,170)	(2,177,175)	(1,795,170)
Accounting, tax and auditing fees	(537,961)	(290,159)	(897,314)	(594,657)
Facilities, communication & office expenses	(1,419,334)	(1,618,732)	(2,910,607)	(3,246,830)
Travel expenses	(455,717)	(260,446)	(778,450)	(404,200)
Other expenses	(504,923)	(499,576)	(1,301,237)	(781,436)
	(7,773,430)	(7,660,133)	(15,105,026)	(13,525,138)

In 2022 and 2021 the Group entered into a number of short-term rental arrangements, the expenses are included in "Other expenses".

Depreciation expense in the six months of 2023 was €123,593 (2022: 68,195), which related to property, plant and equipment and leases and is included in the 'Other expenses' line. For the second quarter of 2023 a total of €61,724 (2022: €35,345) depreciation charge was included in the 'Other expenses'.

5. Personnel expenses

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Wages and salaries	(4,618,862)	(3,279,593)	(8,823,246)	(5,845,176)
Pension charges	(271,140)	(177,185)	(560,023)	(355,729)
Other social security charges	(371,658)	(286,570)	(814,788)	(569,559)
Share-based payments	(2,716,927)	(3,142,839)	(5,299,814)	(5,089,777)
	(7,978,587)	(6,886,187)	(15,497,871)	(11,860,241)

The average number of staff (in FTEs) employed by the Group in the six months ended June 30, 2023 was 68 (2022:47).

6. Finance income/(expense)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Foreign exchange differences	667,710	11,535,811	(927,768)	14,971,998
Interest (expense)/income over bank balances	(11,161)	(33,457)	95,366	(78,516)
Other finance expenses	(4,879)	(550)	(10,193)	(499)
	651,670	11,501,804	(842,595)	14,892,983

7. Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full-year basis (P&L) and subsequently allocated using the expected full year effective tax rate. The discrete items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/ income.

	For the three months ended June 30,		For the six month ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Income tax expense	(94,178)	(2,741,102)	(154,835)	(2,779,817)
Income tax expense	(94,178)	(2,741,102)	(154,835)	(2,779,817)

The tax expense over the six months ended June 30, 2023 and 2022 relates to the Company's U.S. and Dutch subsidiaries as the result of a cost-plus agreement between the Company's principal entity and the U.S. and the Dutch subsidiaries, resulting in an estimated taxable profit in the U.S. and the Netherlands.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended June 30,		For the six month ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Loss before income tax	(21,803,695)	(9,879,966)	(44,373,987)	(25,868,281)
Income tax against statutory rate in The Netherlands (25.8%)	5,625,353	2,549,031	11,448,489	6,674,016
Effect of tax rates in other countries	(3,135,934)	(3,211,414)	(6,380,538)	(6,017,458)
Current period losses for which no deferred tax asset has been recognized	(2,473,007)	(1,994,025)	(4,989,138)	(3,246,315)
Non-deductible expenses	(110,591)	(84,694)	(233,648)	(190,060)
Total tax charge	(94,178)	(2,741,102)	(154,835)	(2,779,817)

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year, bearing in mind the impact of non-discrete and discrete items. Non discrete items in the income tax expense are recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Discrete items in the income tax expense are recognized at the applicable statutory tax rate.

The (estimated) average annual tax rate used for the six months ended June 30, 2023 is (0.3)%, compared to (10.7)% for the six months ended June 30, 2022. The estimated effective tax rate includes significant discrete tax effects relating to the tax impact (after utilization of DTAs previously not recognized) on foreign exchange gains. As foreign exchange results cannot be reliably forecasted, the effective tax rate at year end may deviate from the currently reflected estimated effective tax rate

The current period losses for which no deferred tax asset has been recognized mainly consists of the unrecognized tax effect of losses incurred in Switzerland. The differences in the overseas tax rates are due to the lower tax rate in Switzerland and the higher tax rate in the U.S. compared to the statutory income tax rate in the Netherlands.

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deductible temporary differences can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit and loss and other comprehensive income for the Dutch fiscal unity.

8. Property, plant and equipment

	June 30, 2023	December 31, 2022
Net book value	€	€
Balance at beginning of period	193,474	108,098
Additions	54,113	124,296
Depreciation expenses	(27,449)	(38,920)
Balance at end of period	220,138	193,474

	June 30, 2023	December 31, 2022
Cumulative depreciation	€	€
Balance at beginning of period	(65,526)	(26,606)
Depreciation	(27,449)	(38,920)
Balance at end of period	(92,975)	(65,526)

	June 30, 2023	December 31, 2022
Cumulative Costs	€	€
Balance at beginning of period	259,000	134,704
Additions	54,113	124,296
Balance at end of period	313,113	259,000

During the six months ended June 30, 2023, the Group acquired assets with a cost of €54,113 (2022: €49,739). The acquisitions were mainly related to equipment, tools and installations.

Depreciation expense related to property and equipment for the three and six months ended June 30, 2023 was €14,161 and €27,449, respectively, and for the three and six months ended June 30, 2022 was €8,448 and €15,992, respectively.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	June 30, 2023	December 31, 2022
	€	€
Balance at beginning of period	432,965	243,251
Addition	—	303,734
Depreciation charges	(96,144)	(114,020)
Impact of transaction of foreign currency	(2,581)	—
Balance at end of period	334,240	432,965

The following table provides information about the Group’s lease liabilities at June 30, 2023:

	June 30, 2023	December 31, 2022
	€	€
Office leases	(338,428)	(436,822)
Total lease liability	(338,428)	(436,822)
Current portion	(228,120)	(187,404)
Non-current portion	(110,308)	(249,418)

Office leases consist of a lease agreement entered into on June 1, 2021 for office space in Lexington, United States of America, and a lease entered into on December 1, 2022, for offices in Leiden, The Netherlands. Both leases have terms of three years and were assessed as being long-term.

The average incremental borrowing rate applied to the lease liabilities was 7.77% during the six months ended June 30, 2023 (2022: 3.12%). Cash outflows related to leases during the three and six months ended June 30, 2023, were

€33,497 and €90,249, respectively, and for the three and six months ended June 30, 2022, were €16,022 and €38,428, respectively.

10. Receivables

	June 30, 2023	December 31, 2022
	€	€
VAT receivables	334,299	382,468
	334,299	382,468

11. Other current assets

	June 30, 2023	December 31, 2022
	€	€
Prepayments	8,533,998	4,044,255
Other assets	948,475	582,589
	9,482,473	4,626,844

Prepayments mainly relate to prepaid insurance, sign-on bonus to personnel, prepaid R&D expenses and rent.

Other assets mainly consist of deferred transaction costs related to Group’s in-process equity financing. The company defers the transaction costs related to any in-process financing. Upon recognition of the equity instruments, the related transaction costs are deducted from share premium.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

In June 30, 2023, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. As of June 30, 2023 and 2022, the total number of ordinary shares issued was 40,822,916 and 33,765,967, respectively. As of December 31, 2022, the total number of issued shares was 33,816,459.

As of June 30, 2023, and 2022, the issued share capital totaled €4,898,751 and €4,051,916, respectively. On December 31, 2022, the issued share capital totaled €4,057,976.

Ordinary shares hold the right to one vote per share.

In March 2022, the Company filed a Form F-3 Registration Statement and prospectus with the Securities and Exchange Commission relating to an at-the-market program providing for the sales from time to time of up to $75 million of its ordinary shares pursuant to a Sales Agreement with Leerink Partners. As of June 30, 2023, the Company has sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504 (€9.2 million), after deducting $299,954 (€308,000), which was payable to Leerink Partners as commission in respect of such sales.

In June, 2023, the company sold a total of 6,951,340 ordinary shares, par value €0.12 per share, in a private placement at a purchase price of $10.07 per ordinary share. The sale generated total proceeds of approximately $70 million (€64.1 million).

Issued shares

	June 30, 2023	December 31, 2022
	Number of shares	Number of shares
Ordinary shares	40,822,916	33,816,459
	40,822,916	33,816,459

14. Trade and other payables

	June 30, 2023	December 31, 2022
	€	€
Trade payables	4,648,105	5,979,168
Tax and social security liabilities	629,511	705,912
	5,277,616	6,685,080

15. Accrued liabilities

	June 30, 2023	December 31, 2022
	€	€
Consulting, professional and audit liability	1,010,867	642,662
Clinical accrued liabilities	3,805,760	3,824,468
Manufacturing accrued liabilities	1,748,687	2,285,584
Pre-clinical accrued liabilities	2,917,552	885,030
Personnel related accruals	404,931	2,971,068
Other accrued liabilities	353,120	281,937
	10,240,917	10,890,749

16. Risk management activities

The Group’s risk management activities are the same as disclosed in note 17 of the consolidated financial statements for the year ended December 31, 2022.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the six months ended June 30, 2023.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs
		$
Outstanding January 1, 2023	3,181,538	10.95	795,694
Granted	846,000	8.05	413,988
Exercised	—	—	(73,410)
Forfeited	(42,875)	11.28	(49,937)
Outstanding June 30, 2023	3,984,663	10.34	1,086,335

On April 6, 2023, a total of 846,000 stock options were granted to members of the Board of Directors and Key management with an exercise price of $8.05 per share with a final exercise date of April 5, 2033, unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on April 5, 2024 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested, or the option holders’ continuous service terminates.

As of June 30, 2023, a total number of 2,065,270 stock options are exercisable (June 30, 2022: 1,287,099).

During the six months ended June 30, 2023 a total of 413,988 RSUs were granted to employees that joined the Group in the same period and to existing employees. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates and share closing price were February 1, 2023 ($9.50), March 1, 2023 ($8.29), April 3, 2023 ($7.82), April 6, 2023 ($8.05) and May 1, 2023 ($9.25), respectively.

For the six months ended June 30, 2023, the Group recognized €5,299,814 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (six months ended June 30, 2022: €5,089,777). For the three months ended June 30, 2023, the Group recognized €2,716,927 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (three months ended June 30, 2022: €3,142,839).

The inputs and outputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

April 6, 2023
Number of options	846,000
Fair value of the options	€5.92
Fair value of the ordinary shares	€7.38
Exercise price	€7.38
Expected volatility (%)	100%
Expected life (years)	6.1
Risk-free interest rate (%)	3.4%
Expected dividend yield	—

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three and six months ended June 30, 2023 and 2022.

All of the Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Net Loss	(21,897,873)	(12,710,159)	(44,528,822)	(28,728,509)
Weighted average number of ordinary shares outstanding	34,556,017	33,582,171	34,191,993	33,368,220
Basic and diluted loss per share	(0.63)	(0.38)	(1.30)	(0.86)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of June 30, 2023 amounted to €33.4 million, (December 31, 2022: €28 million) primarily related to research and development commitments.

The Group had no contingent liabilities and no contingent assets as of June 30, 2023 and 2022.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Key management personnel compensation

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	€	€	€	€
Short term employee benefits	1,092,741	771,241	2,176,182	1,520,406
Post employee benefits	43,090	33,177	93,521	78,559
Share-based payments	1,699,794	954,796	3,224,788	2,175,098
Total	2,835,625	1,759,214	5,494,491	3,774,063

A total number of 846,000 stock options and 15,000 RSUs are granted to key management during the six months ended June 30, 2023. Refer to note 18 for disclosures on the share-based payments.

The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €282,364 and €270,251 in the three months ended June 30, 2023 and 2022, respectively. The aggregate value of transactions related to key management personnel, or entities which they control were €543,866 and €538,744 in the six months ended June 30, 2023 and 2022, respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per June 30, 2023 and December 31, 2022 were €771,423 and €1,162,963, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through August 7, 2023, which is the date the condensed consolidated interim financial statements were authorized for issuance, and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, August 7, 2023

Pharvaris N.V.

Board of Directors

B.A.E. Modig	R.H. Glassman

E. Björk	J.G.C.P. Schikan

D.P. Meeker	V. Monges